UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. ___)*

Universal Biosensors, Inc.

(Name of Issuer)

Common Stock, par value US$0.0001

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

January 17, 2023

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)
☐            Rule 13d-1(c)
☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. Not Applicable	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSONS Richmond Hill Capital Pty Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,431,335*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,431,335*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,431,335*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4

**Based on 212,369,435 shares of common stock outstanding of the issuer as of January 17, 202.

Cusip No. Not Applicable	13G	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSONS RH High Conviction Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,431,335*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,431,335*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,431,335*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4

** Based on 212,369,435 shares of common stock outstanding of the issuer as of January 17, 2023.

Cusip No. Not Applicable	13G	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSONS Edmon Odza
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,431,335*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,431,335*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,431,335*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

** Based on 212,369,435 shares of common stock outstanding of the issuer as of January 17, 2023.

Cusip No. Not Applicable	13G	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSONS Alexander James White
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,431,335*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,431,335*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,431,335*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

** Based on 212,369,435 shares of common stock outstanding of the issuer as of January 17, 2023.

Cusip No. Not Applicable	13G	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSONS David St Quintin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 11,431,335*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 11,431,335*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,431,335*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.38%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4

** Based on 212,369,435 shares of common stock outstanding of the issuer as of January 17, 2023.

Cusip No. Not Applicable	13G	Page 7 of 10 Pages

Item 1(a).	Name of Issuer:

Universal Biosensors, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Corporate Avenue

Rowville, Victoria, Australia 3178

Item 2.

(a) - (c) This Schedule 13G is being filed jointly by Richmond Hill Capital Pty Ltd, an Australian proprietary limited company (“Richmond Hill Capital”), RH High Conviction Fund (“RH High Conviction Fund”), an Australian unit trust, Edmon Odza, Alexander James White and David St Quintin, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address of each of Richmond Hill Capital, RH High Conviction Fund, Messrs. Odza, White and St Quintin is c/o Richmond Hill Capital Pty Ltd, Level 4, 7 Howard Street, Richmond, Victoria, Australia 3121.

Messrs. Odza, White and St Quintin are Australian citizens.

(d)	Title of Class of Securities:

Common stock, par value US$0.0001 per share (the “Shares”), traded as CHESS Depository Interests (“CDIs”) on the Australian Stock Exchange. CDIs represent beneficial interests in the common stock held by CHESS Depository Nominees Pty Ltd.

(e)	CUSIP Number:

Not applicable.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

Cusip No. Not Applicable	13G	Page 8 of 10 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Item 4.	Ownership:

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

RH High Conviction Fund beneficially owns 11,431,335 Shares. Richmond Hill Capital, as the sole trustee and manager of the foregoing entities, may be deemed to beneficially own 11,431,335 Shares. As the sole trustee and manager of the foregoing entities, Richmond Hill Capital shares voting and dispositive power over, and may be deemed to beneficially own, the Shares held by the foregoing entities.

Each of Edmon Odza, Alexander James White and David Langond St Quintin share voting and dispositive power over, and may be deemed to beneficially own all of the Shares, held by the foregoing entities, due to each of the foregoing individuals serving as a director of Richmond Hill Capital. Each of Messrs. Odza, White and St Quintin disclaims beneficial ownership over the Shares held by the foregoing entities.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Cusip No. Not Applicable	13G	Page 9 of 10 Pages

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Cusip No. Not Applicable	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

January 17, 2023

RICHMOND HILL CAPITAL PTY LTD RH HIGH CONVICTION FUND EDMON ODZA ALEXANDER JAMES WHITE DAVID ST QUINTIN

RICHMOND HILL CAPITAL PTY LTD

By:	/s/ Edmon Odza
Name:	Edmon Odza
Title:	Director & Company Secretary

For itself and on behalf of RH High Conviction Fund, Edmon Odza, Alexander James White and David St Quintin, pursuant to an agreement annexed as Exhibit 1 hereto.